October 5, 2005

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Moscow CableCom Corp.

      Form 10-K for Transition Period ended December 31, 2004

      File No. 000-01460

Dear Mr. Spirgel:

This letter presents the responses of Moscow CableCom Corp. (the "Company") to comments provided by the Staff of the Securities and Exchange Commission by way of your letter dated September 21, 2005.

For your convenience, we have set forth the comment from the Staff's letter in bold type face and included the Company's response below it.

Note (2) Principles of Consolidation, page 39

Please tell us why it is appropriate to add back the effect of losses incurred by CCTV and MBC. Include in your response references to the appropriate accounting literature.

In accordance with Paragraph 49 of SFAS 141 “Business Combinations” the consolidated statement of income of an acquiring entity can include only results of operations of fully consolidated subsidiaries ‘after the date of acquisition’. Accordingly, to arrive at the amount of ‘Loss from continuing operations before income taxes and cumulative effect type accounting adjustment’ the Company consolidated income and losses of ZAO ComCor-TV (“CCTV”) and Moscow Broadband Communications Ltd. (“MBC”) on a line by line basis for the 12 month period, but added back the preacquisition net loss of CCTV and MBC. Such method of presentation of the consolidated statement of income is allowed by ARB 51 “Consolidated Financial Statements”.

For your convenience, we are including the text of the technical references cited in this response:

590 Madison Avenue, 38th Floor, New York, NY  10022     Tel: (212) 826-8942

5 Waterside Crossing, 3rd Floor, Windsor, CT  06095    Tel:  (860) 298-0444

Mr. Larry Spirgel

United States Securities and Exchange Commission
October 5, 2005

Technical references

FAS 141 “Business Combinations”

49. The cost of an acquired entity and the amounts assigned to the assets acquired and liabilities assumed shall be determined as of the date of acquisition.  The statement of income of an acquiring entity for the period in which a business combination occurs shall include the income of the acquired entity after the date of acquisition by including the revenue and expenses of the acquired entity based on the cost to the acquiring entity (Opinion 16, paragraph 94).

ARB 51 “Consolidated Financial Statements”

11.     When a subsidiary is purchased during the year, there are alternative ways of dealing with the results of its operations in the consolidated income statement.  One method, which usually is preferable, especially where there are several dates of acquisition of blocks of shares, is to include the subsidiary in the consolidation as though it had been acquired at the beginning of the year, and to deduct at the bottom of the consolidated income statement the preacquisition earnings applicable to each block of stock.  This method presents results which are more indicative of the current status of the group, and facilitates future comparison with subsequent years.  Another method of prorating income is to include in the consolidated statement only the subsidiary's revenue and expenses subsequent to the date of acquisition.

Note (2) Subscription Revenue, Connection Fees and Equipment Sales, page 41

We noted that if “the customer service offering has not yet demonstrated profitability, the loss of the service arrangement with the customer is recognized immediately.”  Please confirm to us that the loss is limited to the direct costs related to the connection fees and set-top box and modem sales.

We confirm that the aforementioned loss is limited to direct costs associated with the transaction. The composition of such costs includes a) cost of sales in the form of installation labor and materials, including the set-top box provided to the customer and b) commissions paid with respect to new customer installations.

The Company acknowledges that it is responsible for the adequacy and the accuracy of the disclosures in our SEC filings, that the staff comments or any changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

590 Madison Avenue, 38th Floor, New York, NY  10022     Tel: (212) 826-8942

5 Waterside Crossing, 3rd Floor, Windsor, CT  06095    Tel:  (860) 298-0444

Mr. Larry Spirgel

United States Securities and Exchange Commission
October 5, 2005

*******************************

We believe the above is responsive to the Staff's comments.  If you have any further comments, you may address them to my attention at the Connecticut address listed below.

Sincerely,

/s/ Andrew M. O’Shea

Andrew M. O’Shea

Chief Financial Officer and Secretary

590 Madison Avenue, 38th Floor, New York, NY  10022     Tel: (212) 826-8942

5 Waterside Crossing, 3rd Floor, Windsor, CT  06095    Tel:  (860) 298-0444